[GPC BIOTECH LOGO]

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                      GPC Biotech Reports Financial Results
                    for Second Quarter and First Half of 2004

o        Quarter highlighted by successful financing and listing on NASDAQ
o        Cash and equivalents (euro) 74.5 million at June 30, 2004
o Approximately(euro)78 million in proceeds from offering posted after end of quarter, more than doubling Company's cash position


Martinsried/Munich (Germany), and U.S. Research Facilities in Waltham/Boston, Mass. and Princeton, N.J., August 5, 2004 - GPC Biotech AG (Frankfurt Stock
Exchange: GPC; TecDAX 30; NASDAQ: GPCB) today reported its financial results for the second quarter and first half of 2004.

As anticipated, revenues decreased 41% to (euro) 6.6 million for the six months ended June 30, 2004, compared to (euro) 11.2 million for the same period in 2003. The 2004 revenues were generated from the Company's ongoing alliance with ALTANA Pharma AG to build the ALTANA Research Institute in the U.S. As reported previously, GPC Biotech expects a reduction in revenues from technology alliances during 2004 as several of these alliances ended in 2003 and as the Company continues to focus its strategy on discovering and developing new anticancer drugs instead of new technology platform alliances.

Research and development (R&D) expenses increased 4% in the first half of 2004 to (euro) 18.3 million compared to (euro) 17.6 million in the first half of 2003. General and administrative (G&A) expenses increased 5% to (euro) 5.6 million compared to (euro) 5.4 million for the first half of 2003. Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were (euro) 1.0 million in the first half of 2004 compared to (euro) 1.3 million in the first half of 2003. Net loss increased 54% to (euro) (16.3) million in the first half of 2004 compared to
(euro) (10.6) million for the same period in 2003. Basic and diluted loss per share was (euro) (0.76) compared to (euro) (0.51) for the same period in 2003.

For the three months ended June 30, 2004, revenues were (euro) 2.6 million, compared to (euro) 5.1 million for the same period in 2003. R&D expenses were
(euro) 9.6 million in the second quarter of 2004 (second quarter of 2003: (euro)
9.3 million). G&A expenses were (euro) 2.9 million in the second quarter of 2004 (second quarter of 2003: (euro) 2.8 million). Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were (euro)
0.6 million in the second quarter of 2004 (second quarter of 2003: (euro) 0.7 million). Net loss was (euro) (9.3) million in the second quarter of 2004 (second quarter of 2003: (euro) (6.4) million). Basic and diluted loss per share was (euro) (0.43) in the second quarter of 2004, compared to (euro) (0.31) for the same period in 2003.

As of June 30, 2004, cash, cash equivalents, short-term investments and marketable securities totaled (euro) 74.5 million (December 31, 2003: (euro)
91.7 million), including (euro) 2.6 million in restricted cash. The net cash burn was (euro) 18.4 million for the first half of 2004. Net cash burn is derived by adding net cash used in operating activities ((euro) 17.8 million) and purchases of property, equipment and licenses ((euro) 0.6 million). The figures used to calculate net cash burn are contained in the Company's unaudited interim consolidated statements of cash flows for the six months ended June 30, 2004. Net cash burn was (euro) 9.6 million for the second quarter of 2004 and
(euro) 8.8 million for the first quarter of 2004.

"The first half of this year was a highly productive period for GPC Biotech, culminating in the successful completion of a major financing, which resulted in net proceeds of approximately (euro) 78 million. As part of our broader expansion strategy in the U.S., our successful financing was associated with the listing of GPC Biotech American Depositary Shares on the NASDAQ stock exchange," said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer. "These achievements are major milestones in our corporate development and have provided us with the necessary financial resources to advance our growing oncology drug development pipeline, with the goal of creating real long-term value for the Company."

Dr. Seizinger continued: "As for our lead anticancer drug candidate, satraplatin, we have all of the necessary internal drug development and regulatory expertise - and now also the financial resources - to enhance the value of this promising Phase 3 compound prior to partnering, by conducting additional clinical studies in areas beyond satraplatin's proposed initial indication of second-line chemotherapy of hormone-resistant prostate cancer. Furthermore, we are driving forward our two additional anticancer drug development programs - the monoclonal antibody 1D09C3 against lymphoid tumors and our novel broad-spectrum cell cycle inhibitor RGB-286199 - both of which we expect to enter the clinic within the next twelve months. We believe the combination of our advancing anticancer drug pipeline and our strong financial resources provides us with an excellent basis for future growth."

Highlights from the first half of 2004 included:

Corporate

o Company listed American Depositary Shares on NASDAQ U.S. stock exchange under symbol, GPCB.
o Successful follow-on offering from sale of 7,160,000 shares to new and existing shareholders. Net proceeds of approximately (euro) 78 million (approximately $95 million) posted after close of second quarter.

Lead anticancer drug candidate, satraplatin

o Receipt of Scientific Advice letter from central European regulatory authority, European Agency for the Evaluation of Medicinal Products (EMEA). The same multicenter, multinational trial may be used as the basis for regulatory approval in both the U.S. and Europe.
o Presentation of new in vitro data on the efficacy of satraplatin in tumor cells resistant to both TAXOTERE(R) (docetaxel) and TAXOL(R) (paclitaxel). The Company expects that many of the patients in the SPARC Phase 3 trial will have been pre-treated with and failed on a taxane-based therapy prior to entering the study.
o Presentation at the 95th Annual Meeting of the American Association for Cancer Research (AACR) of data from testing of satraplatin in several human prostate cancer cell lines, supporting the Company's development of satraplatin for use in the treatment of patients with hormone-refractory prostate cancer.

Other development programs
o 1D09C3 monoclonal antibody - Presentation at AACR of pre-clinical data demonstrating the efficacy of the antibody against a variety of hematological malignancies. When 1D09C3 was administered with the anticancer drug, Rituxan(R) (rituximab), in an in vivo non-Hodgkin's lymphoma model, the efficacy was shown to be greater than with either antibody alone.

o    RGB-286199 cell cycle inhibitor -
     -------------------------------
     o U.S. patent issued with claims covering RGB-286199, including the composition of matter of a family of cell cycle inhibitors. Claims also include pharmaceutical compositions, as well as methods of treating certain diseases, including cancer. The basic term of the patent will expire in late 2022.
     o Presentation at AACR of data showing RGB-286199 results in cell cycle arrest and apoptosis (programmed cell death) in a wide range of tumor cells in culture. RGB-286199 has been shown to be a potent inhibitor of all of the known cyclin-dependent kinases involved in controlling various key events during the cell cycle. The compound has also been shown to selectively inhibit distinct other kinases associated with the development of cancer.

Pharmaceutical collaborations and technologies
o Milestones achieved and milestone payments received in ongoing collaboration with ALTANA Pharma AG to build the ALTANA Research Institute in the U.S.
o Data published in peer-reviewed journal, Chemistry & Biology, validating the ability of the Company's technology, LeadCode(TM), to effectively identify and characterize drug-target interactions.

Stabilization period ended on July 30, 2004
GPC Biotech also reported that the stabilization period in connection with the recent placement of the Company's shares ended on July 30, 2004. Stabilization measures were taken for the shares between the prices of (euro) 11.58 and
(euro) 11.97 and for the American Depository Shares between the prices of $13.64 and $14.28. These measures were taken for the last time on July 7, 2004.

Conference call scheduled
As previously announced, dial-in numbers (listen only) for today's conference call (9:00 AM EDT/15:00 CET) are:

From Europe: 0049(0)69 22222 0560
From the U.S. (toll-free): 1-866-239-0753

A replay of the conference call will be available on the Company's Web site (www.gpc-biotech.com) approximately 3 hours after the end of the call.

GPC Biotech AG is a biotechnology company discovering and developing new anticancer drugs. The Company's lead product candidate - satraplatin - is currently in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer following successful completion of a Special Protocol Assessment by the U.S.

FDA and receipt of a Scientific Advice letter from the European regulatory authority, EMEA. The FDA has also granted fast track designation to satraplatin for this indication. Satraplatin was in-licensed from Spectrum Pharmaceuticals, Inc. Other anticancer programs in development include a monoclonal antibody and a cell cycle inhibitor. The Company is leveraging its drug discovery technologies to elucidate the mechanisms-of-action of drug candidates and to support the growth of its drug pipeline. The Company has formed successful alliances with a number of pharmaceutical and biotechnology firms. For example, the Company has a multi-year alliance with ALTANA Pharma AG to establish the ALTANA Research Institute in the U.S., which provides GPC Biotech with revenues until 2007. GPC Biotech AG is headquartered in Martinsried/Munich (Germany). The Company's wholly owned U.S. subsidiary has research sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit the Company's Web site at www.gpc-biotech.com.


This press release may contain projections or estimates relating to plans and objectives relating to our future operations, products, or services; future financial results; or assumptions underlying or relating to any such statements; each of which constitutes a forward-looking statement subject to risks and uncertainties, many of which are beyond our control. Actual results could differ materially depending on a number of factors, including the timing and effects of regulatory actions, the results of clinical trials, the Company's relative success developing and gaining market acceptance for any new products, and the effectiveness of patent protection.

Rituxan(R) is a registered trademark of Biogen Idec.
TAXOL(R) is a registered trademark of Bristol-Myers Squibb Company. TAXOTERE(R) is a registered trademark of Aventis.

For further information, please contact:
GPC Biotech AG
Fraunhoferstr. 20
82152 Martinsried/Munich, Germany
Phone/Fax: +49 (0)89 8565-2600/-2610
info@gpc-biotech.com


                                                                        Additional Media Contact:

Martin Braendle (ext. 2693)                                             Euro RSCG Life NRP
Senior Manager, Investor Relations & Corporate Communications           In NY: Mark Vincent
martin.braendle@gpc-biotech.com                                         Vice President
                                                                        Phone: +1 212 845 4239
In the U.S.:                                                            mark.vincent@eurorscg.com
Laurie Doyle
Associate Director, Investor Relations & Corporate Communications
Phone: +1 781 890 9007 (ext. 267)
Fax: +1 781 890 9005
laurie.doyle@gpc-biotech.com



                              - Financials Follow -

Unaudited Interim Consolidated Statements of Operations (U.S. GAAP)

                                                                 Three months ended June 30,           Six months ended June 30,
in thousand (euro), except share and per share data                2004            2003                  2004             2003
-----------------------------------------------------------------------------------------------------------------------------------
Collaborative revenues (a)                                        2,596           4,923                  6,555           10,813
Grant revenues                                                        -             174                      -              396
Total revenues                                                    2,596           5,097                  6,555           11,209
Research and development expenses                                 9,614           9,296                 18,296           17,619
General and administrative expenses                               2,852           2,761                  5,638            5,382
Amortization of intangible assets acquired in a
        business combination                                         24             159                    125              327
Total operating expenses                                         12,490          12,216                 24,059           23,328
-----------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                   (9,894)         (7,119)               (17,504)         (12,119)
Other income                                                        296             503                    530              578
Interest income                                                     481             797                  1,089            1,733
Other expenses                                                     (205)           (565)                  (336)            (709)
Interest expenses                                                   (25)            (34)                   (51)             (63)
-----------------------------------------------------------------------------------------------------------------------------------

Net loss                                                         (9,347)         (6,418)               (16,272)         (10,580)
Basic and diluted net loss per share, in euro                     (0.43)          (0.31)                 (0.76)           (0.51)
Shares used in computing basic and diluted loss per share    21,657,726      20,725,065             21,371,511       20,724,625
----------------
(a) Revenues from related party
Collaborative revenues                                            2,596           4,689                  6,555           10,509

See accompanying notes to unaudited interim consolidated financial statements.

Unaudited Interim Consolidated Balance Sheets (U.S. GAAP)
in thousand (euro), except share data and per share data
Assets                                                         June 30, 2004            December 31, 2003
------------------------------------------------------------------------------------------------------------
Current assets
 Cash and cash equivalents                                            6,371                       34,947
 Marketable securities and short-term investments                    65,471                       54,221
 Accounts receivable                                                    506                          755
 Accounts receivable, related party                                     440                            -
 Prepaid expenses                                                     1,969                        1,540
 Other current assets                                                 2,383                        2,042
------------------------------------------------------------------------------------------------------------
Total current assets                                                 77,140                       93,505

Property and equipment, net                                           3,049                        3,264
Intangible assets acquired in a business combination, net               511                          613
Other assets, non-current                                             4,404                        1,679
Restricted cash                                                       2,608                        2,503
------------------------------------------------------------------------------------------------------------
Total assets                                                         87,712                      101,564
Liabilities and shareholders' equity
------------------------------------------------------------------------------------------------------------
Current liabilities
 Accounts payable                                                     1,380                          629
 Accrued expenses and other current liabilities                       8,339                        6,499
 Current portion of deferred revenue, related party                   3,672                        5,238
 Current portion of deferred revenue                                    165                          165
 Current portion of long-term debt                                      128                          128
 Current portion of obligations under capital leases                    271                          308
------------------------------------------------------------------------------------------------------------
Total current liabilities                                            13,955                       12,967

Capital lease obligations, net of current portion                       201                          320
Long-term debt, net of current portion                                  575                          639
Deferred revenues, related party, net of current portion              3,900                        4,875
Convertible bonds                                                       833                          884

Shareholders' equity

 Ordinary shares, (euro) 1 non-par, notional value;
   Shares authorized: 39,255,630 as of June 30, 2004
   and December 31, 2003
   Shares issued and outstanding: 21,456,140 as of June 30, 2004
  and 20,754,075 as of December 31, 2003                             21,456                       20,754
 Additional paid-in capital                                         192,393                      190,335
 Subscribed shares                                                        -                          215
 Accumulated other comprehensive loss                                (2,006)                      (2,102)
 Accumulated deficit                                               (143,595)                    (127,323)
------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                           68,248                       81,879
------------------------------------------------------------------------------------------------------------
total liabilities and shareholoders' equity                          87,712                      101,564

See accompanying notes to unaudited interim consolidated financial statements.

Unaudited Interim Consolidated Statements of Cash Flows (U.S. GAAP)

                                                                    Six months ended June 30,
in thousands (euro)                                                   2004            2003
------------------------------------------------------------------------------------------------------------
Cash flows from operating activites
Net loss                                                            (16,272)        (10,580)
Adjustments to reconcile net loss to net cash used in
        operating activities:
      Depreciation                                                      802             975
      Amortization                                                      125             327
      Compensation cost for stock option plan and convertible bonds     983           1,324
      Accrued interest income on marketable securities and short-term
        investments                                                    (381)           (403)
      Bond premium amortization                                         233             208
      Loss on disposal of property and equipment                         56               3
      Foreign currency gain on marketable securities and
        short-term investments                                            -            (224)
      Changes in operating assets and liabilities:
        Accounts receivable, related party                             (436)              -
        Accounts receivable                                             249          (1,181)
        Other assets, current and non-current                          (553)         (2,411)
        Accounts payable                                                511           2,502
        Deferred revenue, related party                              (2,549)         (3,384)
        Deferred revenue                                                  -            (195)
        Other liabilities and accrued expenses                         (604)           (379)
-----------------------------------------------------------------------------------------------
Net cash used in operating activities                               (17,836)        (13,418)
Cash flows from investing activities
Purchases of property, equipment and licenses                          (581)           (283)
Proceeds from sale of marketable securities and
  short-term investments                                             17,084          45,981
Purchases of marketable securities and short-term investments       (28,397)        (52,737)
-----------------------------------------------------------------------------------------------
Net cash used in investing activitise                               (11,894)         (7,039)
Cash flows from financing activities
Principal payments under capitl lease obligations                      (177)           (370)
Proceeds from issuance of convertible bonds                               -             517
Payments for cancellation of convertible bonds                           (4)              -
Payments for costs of equity transaction                               (334)              -
Proceeds from exercise of stock options and convertible bonds         1,516              24
Principal payments of loans                                             (64)            (64)
-----------------------------------------------------------------------------------------------
Net cash provided by financing activities                               937             107
Effect of exchange rate changes on cash                                 225             (15)
Restricted cash                                                          (8)            (11)
Net decrease in cash                                                (28,576)        (20,376)
Cash and cash equivalents at the beginning of the period             34,947          39,947
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                    6,371          19,571

Supplmental information:
      Cash paid for interest                                             36              63
Non-cash investing and financing activities:
      Accrual of costs incurred in connection with planned
        equity offering                                               2,319               -

See accompanying notes to unaudited interim consolidated financial statements.

Unaudited interim Consolidated Statement of Changes in Shareholder's Equity (U.S. GAAP)

                                        Ordinary shares                                                  Accumulated
                                        --------------------    Additional                                     Other          Total
                                                                  Paid-in   Subscribed   Accumulated   Comprehensive  Shareholders'
in thousand (euro), except share data       Shares    Amount      Capital       Shares       Deficit          Income         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002         20,719,780    20,720      187,781            -      (100,492)           (739)       107,270
-----------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
        Net loss                                                                             (10,580)                       (10,580)
        Change in unrealized gain on
                available-for-sale
                securities                                                                                       (72)           (72)
        Accumulated translation
                adjustments                                                                                     (443)          (443)
                                                                                                                     ---------------
        Total comprehensive loss                                                                                            (11,095)
Exercise of stock options and
        convertible bonds                   15,805        16            8                                                        24
Compensation costs, stock
        options and convertible bonds                               1,324                                                     1,324
------------------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 2003             20,735,585    20,736      189,113            -      (111,072)         (1,254)        97,523
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2003         20,754,075    20,754      190,335          215      (127,323)         (2,102)        81,879
------------------------------------------------------------------------------------------------------------------------------------
Components of comrehensive loss:
        Net loss                                                                             (16,272)                       (16,272)
        Change in unrealized gain on
                available-for-sale
                securities                                                                                      (210)          (210)
        Accumulated translation
                adjustments                                                                                      306            306
                                                                                                                     ---------------
        Total comprehensive loss                                                                                            (16,176)
Exercise of stock options and
        convertible bonds                  702,065       702        1,075         (215)                                       1,562
Compensation costs, stock
        options and convertible bonds                                 983                                                       983
------------------------------------------------------------------------------------------------------------------------------------
Balance as of June 30, 2004             21,456,140    21,456      192,393            -      (143,595)         (2,006)        68,248
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited interim consolidated financial statements.

                                 GPC Biotech AG
        Notes to the Unaudited Interim Consolidated Financial Statements

1.    Basis of Presentation

        The accompanying unaudited consolidated financial statements of GPC Biotech AG (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2004 are not necessarily indicative of results to be expected for the full year ending December 31, 2004. The balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2003.

2.    Loss per Share

        Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares from stock options, warrants and convertible debt using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options, warrants and convertible debt would be antidilutive.

3.    Comprehensive Loss

        Comprehensive loss was (euro) 9,554,000 and (euro) 6,741,000 for the three months ended June 30, 2004 and 2003, respectively. Comprehensive loss was
(euro) 16,176,000 and (euro) 11,095,000 for the six months ended June 30, 2004 and 2003, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on marketable securities and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss at June 30, 2004 and 2003 reflected (euro) 441,000 and (euro) 549,000 of unrealized gains on marketable securities and short-term investments, and (euro) 2,447,000 and
(euro) 1,803,000 of cumulative foreign currency translation loss adjustments, respectively.

4.    Loans Receivable from Members of the Management Board

        As of June 30, 2004, the aggregate amount of outstanding loans to members of the Management Board and Supervisory Board was (euro) 0. During the three months ended March 31, 2004, loans receivable from two members of the Management Board were fully repaid in the amount of (euro)79,000.


5.    Shareholders' Equity

        During the six months ended June 30, 2004, employees and advisors of the Company exercised some of their fully vested options, receiving 333,935 new ordinary shares of the Company.

        During the six months ended June 30, 2004, convertible bondholders of the Company converted some of their fully vested bonds, receiving 313,500 new ordinary shares of the Company.

        During the six months ended June 30, 2004, a total of 54,630 subscribed shares were registered and issued resulting in a reclassification of (euro) 215,000 from subscribed shares to ordinary shares and additional paid-in capital.


6.    Subsequent Event

        On July 2, 2004, the Company successfully concluded a global equity offering of 7,160,000 new shares to current and new shareholders. The new shares began trading on the Frankfurt Stock Exchange and the NASDAQ stock exchange on June 30, 2004. The shares were sold at (euro) 12.00 and (euro) 12.50 per share and yielded (euro) 81.6 million after deducting underwriters' fees. The offering closed and payment for the shares was received on July 2, 2004. Total costs of the transaction, other than the underwriting discounts and fees, are estimated to be (euro) 2.9 million, of which (euro) 1.2 million had been invoiced as of June 30, 2004. The remaining (euro) 1.7 million were accrued.

7.    Additional Disclosures

        The following disclosures are provided to comply with disclosure requirements of the Exchange Rules of the Frankfurt Stock Exchange.

Number of Employees

As of June 30, 2004 and 2003, the number of employees totalled 164 and 198, respectively.

Shareholdings of Management

As of June 30, 2004, the members of the Management Board and Supervisory Board held shares, options and convertible bonds in the amounts set forth in the table below:


                                                                     Number of
                                     Number of       Number of       convertible
                                     shares          options         bonds
--------------------------------------------------------------------------------
Management Board
--------------------------------------------------------------------------------
Bernd R. Seizinger, M.D., Ph.D.             -        1,110,280          200,000
Elmar Maier, Ph.D.                    266,000          239,000          101,000
Sebastian Meier-Ewert, Ph.D.          333,200          249,000          130,500
Mirko Scherer, Ph. D.                  24,000          338,000          101,000

Supervisory Board
--------------------------------------------------------------------------------
Metin Colpan, Ph.D.                    14,400           10,000           15,000
Jurgen Drews, M.D.                          -           38,800           25,000
Michael Lytton                              -           10,000           39,000
Peter Preuss                           80,000                -           30,000
Prabhavathi Fernandes, Ph.D.                -                -           10,000